SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT:Cardinal Health, Inc.

NAME OF PERSON RELYING ON EXEMPTION:Office of the Illinois State Treasurer

ADDRESS OF PERSON RELYING ON EXEMPTION:100 W. Randolph (15-600), Chicago IL 60601

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

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FOR IMMEDIATE RELEASE November 4, 2019

CONTACT:  Paris Ervin, Illinois,  217.524.5749  PErvin @illinoistreasurer.vog

                        Jackie Primeau, Connecticut, 860.702.3245  Jackie.Primeau @ ct.gov

                  Evan England, Rhode Island, 401.222.2240  evan.england @treasury.ri.gov

                        Ashlynn Doyon, Vermont, 802.828.1451  Ashlynn.Doyon @vermont.gov

State Treasurers Urge “Vote No” on Cardinal Health Director Related to Opioid Crisis

Director Losh Returns to Chair Audit Committee despite Legacy of Poor Oversight of Opioid Compliance

November 4, 2019 – Drug distributor Cardinal Health, Inc. [NYSE: CAH] is facing shareholder backlash over its decision to bring back former director J. Michael Losh to chair the board’s audit committee despite his lax performance in that role during the height of the opioid epidemic.

State treasurers from Illinois, Connecticut, Rhode Island, and Vermont announced they voted against his nomination to the board ahead of the company’s annual stockholders meeting on Wednesday, November 6, at Cardinal Health’s headquarters in Dublin, Ohio, and are urging others to do the same.

As the chair of the board’s audit committee, Mr. Losh is responsible for leading the company’s legal and compliance oversight. Cardinal is one of the country’s largest wholesale drug distributors and is facing thousands of lawsuits stemming from its role in the opioid epidemic. Mr. Losh was a director of the company from 1996 to 2009, served three years on the audit committee and chaired it for two years. Ultimately, the company paid tens of millions to settle Department of Justice charges related to its opioid distribution practices and compliance failures during Losh’s tenure, and Cardinal Health is expected to pay billions to settle related litigation now before a federal judge in Ohio.

The International Brotherhood of Teamsters has urged investors to vote against Mr. Losh, pointing to his leadership of the audit committee at a time when the company neglected to heed warnings that its drug anti-diversion program was failing. Teamsters representatives emphasize that serving on five additional corporate boards also makes Losh a poor choice given the magnitude of the challenges facing Cardinal.

“Cardinal Health is facing significant legal and reputational risks due to compliance and oversight failings that happened under Director Losh’s watch,” said Illinois State Treasurer Michael Frerichs. “As long-term investors, we’re disappointed in this decision, and we believe the audit committee would benefit from a fresh, outside voice tasked to provide stronger oversight over management, address compliance failures, help restore trust in the company, and better protect shareholders’ interests.” Connecticut State Treasurer Shawn T. Wooden, principal fiduciary of the $36.5 billion Connecticut Retirement Plans and Trust Funds, commented, “Investors rightly expect that Cardinal’s board will take seriously the company’s role in the opioid crisis, and ensure, for the benefit of its shareholders and the public at large, that it won’t repeat the mistakes that have led to significant losses. It’s long past time for Mr. Losh to step down because this crisis exploded during his tenure. If he won’t do so voluntarily, then shareholders should vote his nomination down.” “As long-term investors in Cardinal Health, we believe new leadership is needed to ensure adequate oversight of the company’s response to the opioid crisis,” said Rhode Island General Treasurer Seth Magaziner. “The human cost of opioid misuse and abuse cannot be overstated, as well as the risk to Cardinal Health’s reputation. The interests of our members and society at large would be best served by stronger oversight at the company.” “Our State has been deeply affected by the opioid crisis,” said Vermont Treasurer Beth Pearce. “We need strong leadership that looks forward. This appointment heads in the wrong direction.” Cardinal Health and AmerisourceBergen (NYSE: ABC), along with McKesson (NYSE: MCK), are the three largest prescription drug distributors in the nation.

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